RICHARDSON & PATEL LLP
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Suite 500
Los Angeles, California 90024
Telephone (310) 208-1182
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September 11, 2009

VIA EDGAR

Kathleen Collins, Accounting Branch Chief
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ableauctions.com, Inc.
Form 10-K for the Fiscal Year December 31, 2008
Filed on March 25, 2009
Your File No. 001-15931

Dear Ms. Collins:

This letter will confirm our telephone conference today wherein I indicated that Ableauctions.com, Inc. will require additional time to file a response to the comment letter that you issued on August 31, 2009 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  The Company expects to file its response no later than September 25, 2009.

Very truly yours,
RICHARDSON & PATEL LLP

By:/s/ Mary Ann Sapone
      MARY ANN SAPONE